UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1221 Avenue of the Americas New York, New York 10020

Telephone Number (including area code):    (800) 869-6397

Name and address of agent for service of process:

Ronald E. Robison 1221 Avenue of the Americas New York, New York 10020

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /x/ NO / /

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 30th day of January, 2007.

MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.

By:	/s/ Ronald E. Robison
Name: Ronald E. Robison Title: President

Attest:

/s/ Debra Rubano